United States securities and exchange commission logo





                             August 5, 2021

       Gregg Coccari
       Chief Executive Officer
       Udemy, Inc.
       600 Harrison Street, 3rd Floor
       San Francisco, California 94107

                                                        Re: Udemy, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 12,
2021
                                                            CIK No. 0001607939

       Dear Mr. Coccari:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted July 9, 2021

       Prospectus Summary
       Integrating our UB offering with employees' workflow, page 7

   1. We note your revised disclosure in response to comment 3. Please revise to clarify what you mean by "customers
  learning management systems and learning experience
                                                        platforms," and how you
intend to integrate with these workflows.
       Risk Factors
       Our platform relies on...., page 17

   2. We note your response to comment 6. Please revise your disclosure to quantify the number or proportion of
instructors who provide the bulk of instruction, as well as what
 Gregg Coccari
Udemy, Inc.
August 5, 2021
Page 2
      you mean by the "bulk" of instruction.
General

3. Please expand on or clarify the manner in which instructors earn fees, including:
          whether an instructor is paid a flat fee per subscriber to each of its courses, a percentage of overall payments made by subscribers to one or all of its courses, or otherwise;
          whether instructors agree to provide course content for a minimum term; and
          whether and how different courses and/or instructors are priced differently.

      In addition, please discuss the material terms of any refund policy offered to content users.
4. Please discuss any relevant agreements and policies between you and your instructors regarding instructor content, such as agreements with instructors regarding their infringement on the intellectual property rights of others (e.g., as a result of using copyrighted text or video in a course), the division of responsibilities and consequences between you and instructors of any such infringement, and whether and how you ensure
      (ahead of time or after the fact) that such infringement does not occur. Please also discuss any relevant agreements or policies regarding inappropriate course content.
       You may contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameGregg Coccari
                                                            Division of
Corporation Finance
Comapany NameUdemy, Inc.
                                                            Office of Trade &
Services
August 5, 2021 Page 2
cc:       Tony Jeffries
FirstName LastName